UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11- K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from            to

Commission file number 1-18378

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVENTIS PHARMACEUTICALS PUERTO RICO SAVINGS PLAN

604 San Jose Road
Industrial Zone Cotto Norte
Manati, P.R. 00674

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVENTIS

67917 Strasbourg CEDEX 9
France

Exhibit Index is at Page 14

Aventis Pharmaceuticals

Puerto Rico Savings Plan

Financial Statements and Supplemental Schedules

December 31, 2003 and 2002

Aventis Pharmaceuticals Puerto Rico Savings Plan

Financial Statements and Supplemental Schedules

*      Other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
254 Muñoz Rivera
BBVA Tower, Suite 900
Hato Rey PR 00918
Telephone (787) 754 9090
Facsimile (787) 766 1094

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Aventis Pharmaceuticals Puerto Rico Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets (Held at End of Year) and Delinquent Participant Contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
San Juan, Puerto Rico
June 11, 2004

CERTIFIED public accountants

(OF PUERTO RICO)

License No. 216 Expires Dec. 1, 2004

Stamp 1986546 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

Aventis Pharmaceuticals Puerto Rico Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments
Allocated share of master trust net assets	$8,028,337	$7,254,367
Mutual funds, at fair value	2,065,784	667,984
Common and commingled trusts, at fair value	1,276,270	1,377,892
Participant loans	963,848	697,504
	12,334,239	9,997,747

Receivables
Employer contributions	260,427	299,409
Participant contributions	31,297	20,463
Loan payments receivable	14,985	12,568
Total receivables	306,709	332,440

Total assets	12,640,948	10,330,187

Liabilities
Excess contributions payable	49,135	—
Other payables	318	384

Net assets available for benefits	$12,591,495	$10,329,803

The accompanying notes are an integral part of these financial statements.

Aventis Pharmaceuticals Puerto Rico Savings Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2003 and 2002

	2003	2002

Investment income (loss)
Interest and dividends	$82,818	$56,962
Net appreciation (depreciation) in fair value of investments	647,186	(439,919)
Plan interest in master trust investment income (loss)	686,971	(66,757)
Total investment income (loss)	1,416,975	(449,714)

Contributions
Employer	841,857	829,176
Participants	911,190	867,629
Total contributions	1,753,047	1,696,805
	3,170,022	1,247,091
Deductions from net assets attributed to
Benefits paid to participants	903,452	550,790
Administrative expenses	4,878	8,713
	908,330	559,503

Net increase	2,261,692	687,588
Net assets available for benefits, beginning of the year	10,329,803	9,642,215

Net assets available for benefits, end of the year	$12,591,495	$10,329,803

The accompanying notes are an integral part of these financial statements.

Aventis Pharmaceuticals Puerto Rico Savings Plan

Notes to Financial Statements

December 31, 2003 and 2002

1.     Description of Plan

The following description of Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers substantially all the employees of Aventis Pharmaceuticals Puerto Rico, Inc. and Aventis Pharma, Inc. (Puerto Rico) (collectively “Aventis Pharmaceuticals Puerto Rico”) as they meet the prescribed eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust Agreement

Effective January 1, 2001, Aventis Pharmaceuticals, Inc., Aventis Pharmaceuticals Puerto Rico, Inc. and T. Rowe Price Trust Company entered into a master trust agreement to serve as a funding vehicle for certain commingled assets of the Aventis Pharmaceutical Savings Plan and the Aventis Pharmaceuticals Puerto Rico Savings Plan (the “Master Trust”).  Accordingly, certain assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the U.S. Plan in a Master Trust.  Neither plan has any interest in the specific assets of the Master Trust, but maintain beneficial interests in such assets.  The portion of assets, net earnings, gains and/or losses and administrative expenses allocable to each plan is based upon the relationship of the Plan’s beneficial interest in the Master Trust to the total beneficial interest of all plans in the Master Trust.

Plan Administration

The Aventis Pharmaceuticals Savings Investment Committee (the “Committee”), appointed by the Board of Directors of Aventis Pharmaceuticals Inc., is responsible for the trust assets.  The Company also maintains a trust fund to hold the assets of the Plan. The Board of Directors has delegated to the Vice President Compensation and Benefits the responsibility of administrating and managing the Plan.

Contributions

The Plan provides that participants may make elective deferral contributions of up to 10% of the participants’ eligible compensation on a pre-tax basis, up to a maximum of $8,000. Participants may invest all contributions into any one or more of the various investment options offered by T. Rowe Price.

The Plan provides for a matching contribution allocation in an amount that is equal to the lesser of (i) the participant’s savings contributions made on his/her behalf for the applicable period or (ii) 4% of such participant’s eligible compensation for the applicable period.  If, as of the end of any plan year, the Company’s performance exceeds the annual business targets, the 4% contribution referenced above shall be increased proportionately from 4% to a maximum of 6% for performance exceeding up to 120% of annual business targets for the plan year.

Notwithstanding the above, each participant who is a member of the United Auto Workers’ Union and who is entitled to a matching contribution allocation for a plan year shall receive an allocation up to a maximum of $3,000 in a plan year.

There are certain defined limitations on the amount of contributions that may be credited to a participant’s account and the annual amount of the Company contribution is limited to the maximum annual amount as may be determined by the Puerto Rico Treasury Department designed to reflect increases in cost of living.  The Plan includes specific procedures for the treatment of any excess account additions beyond those allowable as noted above.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings.  Allocations are based on participant earnings or accounts balances.  The benefit to which a participant is entitled is the benefit that can be provided from participant’s vested account.

Vesting

All participants are 100% vested at all times in all portions of their account balances.

Payments of Benefits

Plan participants who leave the Company as a result of termination, retirement, or death may choose one or a combination of the following distribution methods: receive the entire amount of their account balance in one lump-sum payment; or receive the distribution in the form of annual installments over the lesser of five years or the life expectancy of the participant and the participant’s beneficiary. If a participant dies, the participant’s designated beneficiary will receive the payments.

Participant Loans

Plan participants may borrow from $1,000 up to the lesser of 50% of the value of their account or $50,000 minus the highest outstanding loan balance in the preceding 12 months, subject to certain limitations described in the Plan. Loans bear interest at a rate commensurate with the prevailing market rate, as determined by the Plan Administrator, and the loan is payable in semimonthly installments generally over a term of up to five years, or extended terms for the purchase of a primary residence.

Fees and Administrative Expenses

Fees and commissions to the trustee are paid and reported by the Plan.  Administrative expenses incurred in the management of the plan are paid by the Company.

2.     Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to amend, modify, or terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms.

3.     Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Management believes that these estimates are adequate.  Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds, common and commingled trusts and money market accounts are stated at fair value, as determined by the trustee, principally through the use of quoted market prices. Participant loans are valued at cost, which approximates fair value.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

The Aventis Stable Value Fund, which is included in the Master Trust, invests in investment contracts issued by high-quality insurance companies and banks as rated by T. Rowe Price Associates, Inc. These are interest bearing contracts in which the principal and interest are guaranteed by the issuing companies.  The contracts are considered fully benefit-responsive and therefore are recorded at contract value, which is contributions plus interest minus benefit payments and expenses.  Each contract is subject to early termination penalties that may be significant.  The average rate on the fund was 5.35% and 6.30% and the average yield was 5.34% and 5.70% in 2003 and 2002, respectively.

Risks and Uncertainties

The Plan provides for various investment options in investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect the amounts reported in the statement of net assets available for plan benefits.

Payment of Benefits

Benefits are recorded when paid.

4.     Investments

The following represents investments that represent 5 percent or more of the Plan’s net assets.

	2003	2002

Allocated share of master trust net assets	$8,028,337	$7,254,367
Fidelity Management Trust Fund	—	577,676
Wellington Management Large Cap Research Fund	897,900	—
T. Rowe Price Equity Index Trust Fund	639,381	423,603
Participant loans	963,848	697,504

The Plan’s investments (including gains and losses on investments bought and sold), exclusive of the Plan’s interest in the Master Trust, appreciated in value by $647,186 in 2003 and depreciated in value in 2002 by $439,919 as follows:

	2003	2002

Mutual funds	$404,090	$(140,130)
Common and commingled trusts	243,096	(299,789)
	$647,186	$(439,919)

5.     Master Trust

A portion of the Plan’s investments are held in a Master Trust which was established to serve as a funding vehicle for certain commingled assets of the Plan and the U.S. Plan.  Both plans have an undivided interest in the Master Trust.  The assets of the Master Trust are held by the Trustee.  At December 31, 2003 and 2002, the Plan’s interest in the Master Trust was approximately 2%.

The following table presents the investments held in the Master Trust at December 31, 2003 and 2002:

	2003	2002
Investments
at fair value:
Cash and cash equivalents	$757,810	$1,006,408
Mutual funds	$9,466,732	11,867,771
Company stock	97,895,257	79,506,755
at contract value:
Guaranteed insurance contracts	247,742,852	231,281,836
	$355,862,651	$323,662,770

Investment income (loss) for the Master Trust for the years ended December 31, 2003 and 2002 is as follows:

	2003	2002

Dividends	$866,969	$675,635
Interest	13,418,893	13,428,456
Net appreciation (depreciation) in fair value of Company stock	19,088,348	(23,774,237)
	$33,374,210	$(9,670,146)

6.     Party-in-interest Transactions

During 2003, the Plan sponsor did not remit certain participant contributions to the Plan in a timely manner, as defined by ERISA.  These instances were corrected during 2003.  These contributions are considered non-exempt party-in-interest transactions, which may result in an imposition of a 15% excise tax on the amount of the transactions.  The Plan sponsor intends to compensate participants for any lost interest resulting from the delay in contributions.  Management estimates that lost income associated with the delay in contributions amounts to $147 computed at a 10.5% interest rate.  These non-exempt transactions do not affect the tax status determination of the Plan and the Company intends to pay all fines imposed.

7.     Excess Contributions Payable

The Plan failed the discrimination test for the year ended December 31, 2003.  Excess contributions amounting to $10,700 are recorded as a liability in the accompanying statement of net assets available for benefits and as a reduction of participants directed contributions for the year.  The Plan expects to reimburse these excess contributions to its participants during 2004.

The Plan has also recognized a payable in the amount of $38,435 related to excess contributions made by the Plan sponsor during 2003.  These excess contributions were reimbursed after year end.

8.     Tax Status

The Puerto Rico Treasury Department has not determined or informed the Company whether the Plan and the related trust are designed in accordance with the applicable Puerto Rico income tax law and are, therefore, exempt from Puerto Rico income taxes.  However, the Plan Administrator, in consultation with the Plan’s legal counsel, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the income tax law.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

* * * * * *

Aventis Pharmaceuticals Puerto Rico Savings Plan

Supplemental Schedule

Schedule H, Part IV, Line 4i, Form 5500
Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue, borrower, lessors or similar party	Description of investment including maturity date, rate of interest, collateral par, or maturity value	Cost	Current Value

Mutual funds:
PIMCO Total Return Fund	Mutual fund	**	$341,605
T. Rowe Price International Stock Fund *	Mutual fund	**	183,755
T. Rowe Price Small-Cap Stock Fund *	Mutual fund	**	384,759
T. Rowe Price Science & Technology Fund*	Mutual fund	**	257,765
Wellington Management Large-Cap Research Fund	Mutual fund	**	897,900

Total mutual funds			$2,065,784

Common and commingled trusts:
Capital Guardian Emerging Market Equity Fund	Commingled trust fund	**	$25,715
T. Rowe Price Retirement Strategy Trust Conservative Growth Fund *	Common trust	**	46,817
T. Rowe Price Retirement Strategy Trust Income Plus Fund *	Common trust	**	46,970
T. Rowe Price Retirement Strategy Trust Balance Fund *	Common trust	**	517,387
T. Rowe Price Equity Index Trust Fund *	Common trust	**	639,381

Total common and commingled trusts			$1,276,270

Loans:
Participant loans *	Participant loans with varying maturities and interest rates ranging from 5.75% to 10.5%	**	$963,848

  *            Indicates party-in-interest to the Plan

**           Cost omitted for participant directed investments

Aventis Pharmaceuticals Puerto Rico Savings Plan

Supplemental Schedule

Schedule H, Line 4a, Form 5500
Schedule of Delinquent Participant Contributions

December 31, 2003

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions

$42,489	$42,489

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVENTIS PHARMACEUTICALS
SAVINGS PLAN

Date:	June 25, 2004	By:	/s/ Isidro Ferrer
Isidro Ferrer, for the Employee Savings Plan Administrative Committee, Plan Administrator

INDEX TO EXHIBITS

Exhibit No.	Exhibit

(1)	Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP